FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

23 February 2021

HSBC HOLDINGS PLC

2020 RESULTS – HIGHLIGHTS

Noel Quinn, Group Chief Executive, said:

“In 2020, our people delivered an exceptional level of support for our customers in very tough circumstances, while our strong balance sheet and liquidity gave reassurance to those who rely on us. We achieved this while delivering a solid financial performance in the context of the pandemic – particularly in Asia – and laying firm foundations for our future growth. I am proud of everything our people achieved and grateful for the loyalty of our customers during a very turbulent year.

The growth plans we are announcing today aim to establish HSBC as a dynamic, efficient and agile global bank with a digital-first mindset, capable of providing a world-leading service to our customers and strong returns for our investors. We intend to deliver them at pace.”

2020 financial performance (vs 2019)

●
Reported profit after tax down 30% to $6.1bn and reported profit before tax down 34% to $8.8bn from higher expected credit losses and other credit impairment charges (‘ECL’) and lower revenue, partly offset by a fall in operating expenses. Reported results in 2020 included a $1.3bn impairment of software intangibles, while reported results in 2019 included a $7.3bn impairment of goodwill. Adjusted profit before tax down 45% to $12.1bn.

●
Reported revenue down 10% to $50.4bn, primarily due to the progressive impact of lower interest rates across our global businesses, in part offset by higher revenue in Global Markets. Adjusted revenue down 8% to $50.4bn.

●
Net interest margin (‘NIM’) of 1.32% in 2020, down 26 basis points (‘bps’) from 2019, due to the impact of lower global interest rates.

●
Reported ECL up $6.1bn to $8.8bn, mainly due to the impact of the Covid-19 outbreak and the forward economic outlook. Allowance for ECL on loans and advances to customers up from $8.7bn at 31 December 2019 to $14.5bn at 31 December 2020.

●
Reported operating expenses down 19% to $34.4bn, mainly due to the non-recurrence of a $7.3bn impairment of goodwill. Adjusted operating expenses down 3% to $31.5bn, as cost-saving initiatives and lower performance-related pay and discretionary expenditure more than offset the growth in investment spend.

●
During 2020, deposits grew by $204bn on a reported basis and $173bn on a constant currency basis, with growth in all global businesses.

●
Common equity tier 1 (‘CET1’) ratio of 15.9%, up 1.2 percentage points from 14.7% at 31 December 2019, which included the impact of the cancellation of the fourth interim dividend of 2019 and changes to the capital treatment of software assets.

●
After considering the requirements set out in the UK Prudential Regulation Authority’s ('PRA') temporary approach to shareholder distributions for 2020, the Board has announced an interim dividend for 2020 of $0.15 per ordinary share, to be paid in cash with no scrip alternative.

4Q20 financial performance (vs 4Q19)

●
Reported profit after tax up $6.0bn to $0.9bn and reported profit before tax up $5.3bn to $1.4bn, primarily due to the non-recurrence of a $7.3bn impairment of goodwill in 4Q19. Adjusted profit before tax down 50% to $2.2bn.

●
Reported revenue down 12% and adjusted revenue down 14%, primarily due to the impact of lower global interest rates. NIM of 1.22% in 4Q20 increased by 2bps compared with 3Q20.

●
Reported ECL up 60% to $1.2bn, reflecting UK economic uncertainty and higher charges related to specific exposures in Commercial Banking (‘CMB’).

●
Reported operating expenses down 42% to $9.9bn, due to the non-recurrence of a $7.3bn goodwill impairment. Adjusted operating expenses of $9.1bn down $0.1bn.

Outlook and strategic update

We recognise a number of fundamental changes, including the prospect of prolonged low interest rates, the significant increase in digital engagement from customers and the enhanced focus on the environment, and we have aligned our strategy accordingly.

We intend to increase our focus on areas where we are strongest, increase and accelerate our investments, and continue to progress with the transformation of our underperforming businesses. As part of our climate ambitions, we have also set out our plans to capture the opportunities presented by the transition to a low-carbon economy.

We will continue to target an adjusted cost base of $31bn or less in 2022. This reflects a further reduction in our cost base, which has been broadly offset by the adverse impact of foreign currency translation due to the weakening US dollar towards the end of 2020. In addition, we will continue to target a gross risk-weighted assets (‘RWA’) reduction of over $100bn by the end of 2022. We no longer expect to reach our return on average tangible equity (‘RoTE’) target of between 10% and 12% in 2022, as originally planned and will now target a RoTE of greater than or equal to 10% in the medium term.

We intend to maintain a CET1 ratio above 14%, managing in the range of 14% to 14.5% in the medium term and managing this range down in the longer term. The Board has adopted a policy to provide sustainable dividends going forward. We intend to transition towards a target payout ratio of between 40% and 55% of reported earnings per ordinary share (‘EPS’) from 2022 onwards, with the flexibility to adjust EPS for non-cash significant items, such as goodwill or intangibles impairments.

January trading

We have had a good start to 2021, and we are cautiously optimistic for the year ahead.

Key financial metrics

		For the year ended
Reported results	Footnotes	2020	2019	2018
Reported revenue ($m)		50,429	56,098	53,780
Reported profit before tax ($m)		8,777	13,347	19,890
Reported profit after tax ($m)		6,099	8,708	15,025
Profit attributable to the ordinary shareholders of the parent company ($m)		3,898	5,969	12,608
Cost efficiency ratio (%)		68.3	75.5	64.4
Basic earnings per share ($)		0.19	0.30	0.63
Diluted earnings per share ($)		0.19	0.30	0.63
Net interest margin (%)		1.32	1.58	1.66
Alternative performance measures
Adjusted revenue ($m)		50,366	54,944	52,098
Adjusted profit before tax ($m)		12,149	22,149	21,199
Adjusted cost efficiency ratio (%)		62.5	59.2	60.9
Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers (%)		0.81	0.25	0.16
Return on average ordinary shareholders’ equity (%)		2.3	3.6	7.7
Return on average tangible equity (%)	1	3.1	8.4	8.6

		At 31 Dec
Balance sheet		2020	2019	2018
Total assets ($m)		2,984,164	2,715,152	2,558,124
Net loans and advances to customers ($m)		1,037,987	1,036,743	981,696
Customer accounts ($m)		1,642,780	1,439,115	1,362,643
Average interest-earning assets ($m)		2,092,900	1,922,822	1,839,346
Loans and advances to customers as % of customer accounts (%)		63.2	72.0	72.0
Total shareholders’ equity ($m)		196,443	183,955	186,253
Tangible ordinary shareholders’ equity ($m)		156,423	144,144	140,056
Net asset value per ordinary share at period end ($)		8.62	8.00	8.13
Tangible net asset value per ordinary share at period end ($)	2	7.75	7.13	7.01
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)	3	15.9	14.7	14.0
Risk-weighted assets ($m)	3	857,520	843,395	865,318
Total capital ratio (%)	3	21.5	20.4	20.0
Leverage ratio (%)	3	5.5	5.3	5.5
High-quality liquid assets (liquidity value) ($bn)		678	601	567
Liquidity coverage ratio (%)		139	150	154
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)		20,184	20,206	19,981
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)		20,272	20,280	20,059
Average basic number of $0.50 ordinary shares outstanding (millions)		20,169	20,158	19,896
Dividend per ordinary share (in respect of the period) ($)	4	0.15	0.30	0.51
For reconciliations of our reported results to an adjusted basis, including lists of significant items, see page 85 of the Annual Report and Accounts 2020. Definitions and calculations of other alternative performance measures are included in our ‘Reconciliation of alternative performance measures’ on page 103 of the Annual Report and Accounts 2020.

1     Profit attributable to ordinary shareholders, excluding impairment of goodwill and other intangible assets and changes in present value of in-force insurance contracts (‘PVIF’) (net of tax), divided by average ordinary shareholders’ equity excluding goodwill, PVIF and other intangible assets (net of deferred tax).
2     Excludes impact of $0.10 per share dividend in the first quarter of 2019, following a June 2019 change in accounting practice on the recognition of interim dividends, from the date of declaration to the date of payment.
3     Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’, which are explained further on page 173 of the Annual Report and Accounts 2020. Leverage ratios are calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements. Following the end of the transition period after the UK’s withdrawal from the EU, any reference to EU regulations and directives (including technical standards) should be read as a reference to the UK’s version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, as amended.
4     The fourth interim dividend of 2019, of $0.21 per ordinary share, was cancelled in response to a written request from the UK’s Prudential Regulation Authority (‘PRA’). 2019 has been re-presented accordingly.

Highlights

		Year ended 31 Dec
		2020	2019
	Footnotes	$m	$m
Reported
Revenue	1	50,429	56,098
ECL		(8,817)	(2,756)
Operating expenses		(34,432)	(42,349)
Share of profit in associates and joint ventures		1,597	2,354
Profit before tax		8,777	13,347
Adjusted	2
Revenue	1	50,366	54,944
ECL		(8,817)	(2,627)
Operating expenses		(31,459)	(32,519)
Share of profit in associates and joint ventures		2,059	2,351
Profit before tax		12,149	22,149
Significant items affecting adjusted performance
Revenue
Customer redress programmes		(21)	(163)
Disposals, acquisitions and investment in new businesses		(10)	768
Fair value movements on financial instruments	3	264	84
Restructuring and other related costs	4	(170)	—
Operating expenses
Costs of structural reform	5	—	(158)
Customer redress programmes		54	(1,281)
Impairment of goodwill and other intangibles		(1,090)	(7,349)
Past service costs of guaranteed minimum pension benefits equalisation		(17)	—
Restructuring and other related costs	6	(1,908)	(827)
Settlements and provisions in connection with legal matters and other regulatory matters		(12)	61
Share of profit in associates and joint ventures
Impairment of goodwill		(462)	—
1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2
Adjusted performance is computed by adjusting reported results for the year-on-year effects of foreign currency translation differences and significant items which distort year-on-year comparisons.
3
Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4
Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.
5
Comprises costs associated with preparations for the UK’s exit from the European Union.
6
Includes impairment of software intangible assets of $189m (of the total software intangible asset impairment of $1,347m) and impairment of tangible assets of $197m.

Statement by Mark E Tucker, Group Chairman
In 2020, we experienced economic and social upheaval on a scale unseen in living memory. Even before the year began, the external environment was being reshaped by a range of factors – including the impact of trade tensions between the US and China, Brexit, low interest rates and rapid technological development. The spread of the Covid-19 virus made that environment all the more complex and challenging.

The Covid-19 pandemic has severely impacted our customers, our colleagues, our shareholders and the communities we serve. The first priority was, and remains, dealing with the public health crisis, but the economic crisis that unfolded simultaneously has also been unprecedented in recent times. The financial services industry has been at the forefront of helping businesses and individuals through the difficulties they have faced, working with governments and regulators towards expected recovery and future growth. I am enormously proud of the professionalism, dedication and energy that my colleagues around the world have demonstrated as they helped ensure our customers received the support they needed – all the while managing their own, at times extremely difficult, situations at home. On behalf of the Board, I would like to express my deepest thanks to them all for the exceptional way they are responding to these most challenging circumstances.

Against this backdrop, HSBC demonstrated a resilient performance. Reported profit before tax was $8.8bn, a fall of 34%, and adjusted profit before tax was $12.1bn, down 45%. Within this, Global Banking and Markets performed particularly well, while Asia was once again by far the most profitable region. Deposits also increased significantly across the Group, reinforcing the strength of our funding and liquidity positions.

In response to a request from the UK’s Prudential Regulation Authority, we cancelled the fourth interim dividend for 2019. We also announced that, until the end of 2020, we would make no quarterly or interim dividend payments or accruals in respect of ordinary shares. This was a difficult decision and we deeply regret the impact it has had on our shareholders. We are therefore pleased to restart dividend payments at the earliest opportunity. The Board has announced an interim dividend of $0.15 for 2020, and adopted a policy designed to provide sustainable dividends in the future.

Board of Directors

The confirmation of Noel Quinn as permanent Group Chief Executive underlined the Board’s belief that he is the best person to lead the delivery of the strategic plan. We look forward to working closely with Noel and the management team as they focus on executing our strategic priorities in 2021.

Jamie Forese, Steve Guggenheimer and Eileen Murray joined the Board as independent non-executive Directors in 2020. All three have already demonstrated the valuable skills, expertise and experience they bring across a wide range of areas, including technology. We have also announced that Dame Carolyn Fairbairn will join the Board as an independent non-executive Director. Carolyn will bring a wealth of relevant experience, and her appointment will be effective from 1 September 2021.

As reported in the Annual Report and Accounts 2019, Sir Jonathan Symonds and Kathleen Casey retired from the Board last year. Today we also announced that Laura Cha will step down from the Board immediately after our 2021 Annual General Meeting (‘AGM’) in May. I would like to thank Jon, Kathy and Laura for the enormous contributions they made to HSBC during their years of service. We are now in the advanced stages of a search for suitable candidates to join and strengthen the Board, and I will update further on the outcome of this search in due course.

Like the rest of the Group, the Board had to adapt its ways of working in 2020. We met virtually for much of the year, which brought benefits including less travel and more frequent, shorter meetings. It will be important for us to consider how we retain what has worked well over the last year once restrictions are lifted and it becomes possible to travel once again.

The Board enjoys the constructive discussions that we have with shareholders at the AGM in the UK and the Informal Shareholders’ Meeting in Hong Kong, so it was a matter of regret that we did not meet in person in 2020. While we did maintain regular contact with shareholders throughout the year, we will resume our face-to-face engagement with shareholders in the UK, Hong Kong and more widely, as soon as is practicable.

External environment

After the significant deterioration in global economic conditions in the first half of the year due to the Covid-19 pandemic, there were signs of improvement in the second half, especially in Asia. The most impressive economic recovery has been in China – still the biggest driver of global growth – where international trade is rebounding most strongly. The signing of the Regional Comprehensive Economic Partnership should further boost intra-regional activity across Asia, while the recent political agreement between the EU and China on an investment deal should, once ratified, bolster the already significant two-way investment flows.

Covid-19 infection levels remain very high in Europe, the US and Latin America, and new variants of the virus have spread quickly. This has necessitated new lockdown measures in the UK and other countries. While the deployment of multiple vaccines means we are more optimistic about the future, there is clearly still some way to go before life can return to something like normality. Recovery will therefore take longer in these economies, with growth more likely later in 2021 in these economies.

The agreement of a trade deal between the UK and EU prior to the end of 2020 provides some certainty for cross-border trade. However, the reduced access for financial services under these new arrangements means that further work is needed to maintain the level playing field that has existed until now. Given the many benefits that the UK financial services industry brings to the UK and EU economies, equivalence must be a key priority for both parties.

The geopolitical environment remains challenging – in particular for a global bank like HSBC – and we continue to be mindful of the potential impact that it could have on our strategy. We continue to engage fully and frequently with all governments as we seek to do everything we possibly can to help our customers navigate an increasingly complex world.

Capturing future opportunities

Given the external environment, it is vital we stay focused on what we can control. The Board is confident there are many opportunities ahead for a bank with HSBC’s competitive strengths. This makes it all the more important that we position ourselves to capture them.

While we prioritised supporting our customers and our people during the pandemic, we made good progress against the three strategic priorities announced in February 2020 – reallocating capital from underperforming parts of the business, reducing costs and simplifying the organisation. In particular, the Board worked closely with the management team over the course of the year on plans to accelerate progress and investment in key areas of growth, which include our Asian franchise, our wealth business and new technology across the Group.

We are today unveiling the outcome of extensive consultation with our people and customers on the Group’s purpose and values. Being clear about who we are, what we stand for and how this connects to our strategy is an important part of how we align and energise the organisation to create long-term value for all those we work with and for – our investors, customers, employees, suppliers and the communities we serve. The Board fully endorses the outcome of this work.

Our commitment to create sustainable value is demonstrated by the new climate ambitions we announced in October 2020. The most significant contribution that HSBC can make to the fight against climate change is to bring our customers with us on the transition to a low-carbon future. Our goal of being net zero for our financed emissions by 2050 sends an important signal to our investors, our customers and our people - if our clients are prepared to change their business models and make that transition, we will help and support them to do so. HSBC was also delighted to be one of the founding signatories of the Terra Carta, which was launched last month by HRH The Prince of Wales’ Sustainable Markets Initiative. Further details about all of the steps we are taking towards a more sustainable future are set out in the ESG review, which for the first time is included within the Annual Report and Accounts 2020.

Finally, 2020 underlined once again that our people are the driving force behind our business. I would like to reiterate how enormously grateful I am to my colleagues for the great dedication and care they showed to our customers and to each other during such testing times. Further empowering and enabling them to do their jobs and execute our strategic priorities is the key to our future success.

Review by Noel Quinn, Group Chief Executive
In 2020, HSBC had a very clear mandate – to provide stability in a highly unstable environment for our customers, communities and colleagues. I believe we achieved that in spite of the many challenges presented by the Covid-19 pandemic and heightened geopolitical uncertainty.

Our people delivered an exceptional level of support for our customers in very tough circumstances, while our strong balance sheet and liquidity gave reassurance to those who rely on us. We achieved this while delivering a solid financial performance in the context of the pandemic – particularly in Asia – and laying firm foundations for our future growth. I am proud of everything our people achieved and grateful for the loyalty of our customers during a very turbulent year.

2020

Helping our customers emerge from the Covid-19 pandemic in a sustainable position was our most pressing priority. We did this by equipping our colleagues to work from home at the height of the pandemic, and keeping the vast majority of our branches and all of our contact centres open. Our investment in our digital capabilities – both in 2020 and in previous years – enabled our customers to access more services remotely, and we worked closely with our regulators around the world to open new digital channels in a safe and secure way. In total, we provided more than $26bn of relief to our personal customers and more than $52bn to our wholesale customers, both through government schemes and our own relief initiatives. We also played a vital role in keeping capital flowing for our clients, arranging more than $1.9tn of loan, debt and equity financing for our wholesale customers during 2020.

Even in the middle of the pandemic, we continued to look to the future. In October, we announced our ambition to become a net zero bank by 2050, supporting customers through the transition to a low-carbon economy and helping to unlock next-generation climate solutions. If the Covid-19 pandemic provided a shock to the system, a climate crisis has the potential to be much more drastic in its consequences and longevity. We are therefore stepping up support for our clients in a material way, working together to build a thriving low-carbon economy and focusing our business on helping achieve that goal.

The actions we outlined in February 2020 are largely on track or ahead of where we intended them to be, despite the complications of the pandemic. We renewed and re-energised the senior management team, with around three-quarters of the Group Executive Committee in post for just over a year or less. Our business is more streamlined than it was a year ago, with three global businesses instead of four and increased back-office consolidation. Costs are down materially, with over $1bn of gross operating costs removed during 2020. We are also already more than half-way towards our target to reduce at least $100bn of gross risk-weighted assets by 2022.

Unfortunately, the changed interest-rate environment means we are no longer able to achieve a return on tangible equity of 10% to 12% by 2022. We will now target a return on tangible equity of 10% or above over the medium term.

The world around us changed significantly in 2020. Central bank interest rates in many countries fell to record lows. Pandemic-related lockdowns led to a rapid acceleration in the shift from physical to digital banking. Like many businesses, we learned that our people could be just as productive working from home as in the office. Also, as the world resolved to build back responsibly from the pandemic, governments, businesses and customers united to accelerate a low-carbon transition that works for all.

All of these things caused us to adjust and reinforce elements of our strategy to fit this new environment. The growth plans that we have developed are a natural progression of our February 2020 plans. They aim to play to our strengths, especially in Asia; to accelerate our technology investment plans to deliver better customer service and increased productivity; to energise our business for growth; and to invest further in our own low-carbon transition and that of our customers. They are also designed to deliver a 10% return on tangible equity over the medium term in the current low interest-rate environment.

Our purpose

As we charted the next stage of HSBC’s journey, we also reflected on our purpose as a business. We consulted widely both internally and externally, speaking to thousands of colleagues and customers, and looked deeply into our history. The same themes came up again and again.

HSBC has always focused on helping customers pursue the opportunities around them, whether as individuals or businesses. Sometimes those opportunities are clear and visible, and sometimes they are far from obvious. Sometimes they arise in the next street, and sometimes on the next continent. Sometimes they exist in the status quo, and sometimes they are a product of great social or economic change. But always, they represent a chance for our customers to grow and to help those close to them – protecting, nurturing, building.

'Opening up a world of opportunity' both captures this aim and lays down a challenge for the future. Opportunity never stands still. It changes and evolves with the world around us. It is our job to keep making the most of it, and to find and capture it with a spirit of entrepreneurialism, innovation and internationalism that represents HSBC at its very best. This is the essence of what our plans intend to deliver, and what we intend to keep delivering for our customers, colleagues and communities as we navigate change and complexity together.

Financial performance

The pandemic inevitably affected our 2020 financial performance. The shutdown of much of the global economy in the first half of the year caused a large rise in expected credit losses, and cuts in central bank interest rates reduced revenue in rate-sensitive business lines. We responded by accelerating the transformation of the Group, further reducing our operating costs and moving our focus from interest-rate sensitive business lines towards fee-generating businesses. Our expected credit losses stabilised in the second half of the year in line with the changed economic outlook, but the revenue environment remained muted.

As a consequence, the Group delivered $8.8bn of reported profit before tax, down 34% on 2019, and $12.1bn of adjusted profits, down 45%. Our Asia business was again the major contributor, delivering $13bn of adjusted profit before tax in 2020.

Adjusted revenue was 8% lower than in 2019. This was due mainly to the impact of interest rate cuts at the start of the year on our deposit franchises in all three global businesses. By contrast, our Global Markets business benefited from increased customer activity due to market volatility throughout the year, growing adjusted revenue by 27%.

We made strong progress in reducing our operating expenses. A combination of our cost-saving programmes, cuts in performance-related pay and lower discretionary spending due to the Covid-19 pandemic helped to reduce our adjusted operating expenses by $1.1bn or 3%.

Our investment plans remain essential to the future of the business. We continued to invest heavily in technology while managing costs down, spending $5.5bn during 2020.

Our funding, liquidity and capital remain strong. We grew deposits by $173bn on a constant currency basis, with increases across all three global businesses. Our common equity tier one ratio was 15.9% on 31 December 2020.

Our shareholders

It was a difficult year for our shareholders. The Covid-19 pandemic and the impact of geopolitics weighed heavily on our share price throughout 2020. In March, we cancelled the payment of our fourth interim dividend for 2019 at the request of our lead regulator, and also agreed not to make any quarterly or interim dividend payments until the end of 2020. This particularly affected shareholders who rely on our dividend for income. It was a priority for the management team to get back to being able to pay dividends by the end of the year, and we were pleased to be able to recommend the payment of an interim dividend for 2020.

Dividends are hugely important, but so is capacity for growth. To deliver both, we are adopting a new policy designed to provide sustainable dividends, offering good income while giving management the flexibility to reinvest capital to grow the firm over the medium term. We will consider share buy-backs, over time and not in the near term, where no immediate opportunity for capital redeployment exists. We will also no longer offer a scrip dividend option, and will pay dividends entirely in cash.

The last 12 months were tough, but I am highly focused on turning our performance around in 2021 and beyond. I strongly believe that the combination of our growth plans and our new dividend policy will unlock greater value for our shareholders in the years to come.

Opening up a world of opportunity

‘Opening up a world of opportunity’ is more than a purpose – it is a statement of intent. Everything that we plan to do over the next decade is designed to unlock opportunity for our stakeholders, whether customers, colleagues, shareholders or communities. We intend to do this by building a dynamic, efficient and agile global bank with a digital-first mindset, capable of providing a world-leading service to our customers and strong returns for our investors. We will also need to focus intently on the areas where we excel, and to foster a commercial and entrepreneurial culture with a conviction to get things done. We believe we can achieve this in four ways.

First, we plan to focus on and invest in the areas in which we are strongest. In Wealth and Personal Banking, we aim to become a market-leader for high net worth and ultra high net worth clients in Asia and the Asian diaspora, and to invest in our biggest retail markets where the opportunity is greatest. In Commercial Banking, we want to remain a global leader in cross-border trade, and to lead the world in serving mid-market corporates internationally. In Global Banking and Markets, we intend to invest to capture trade and capital flows into and across Asia, while connecting global clients to Asia and the Middle East through our international network.

Second, we intend to increase the pace at which we digitise HSBC through higher levels of technology investment. This underpins everything that we want to achieve. It is how we intend to win new customers and retain them, to become more agile and efficient, to create richer, seamless customer journeys, and to build strong and innovative partnerships that deliver excellent benefits for our customers. We have an opportunity to meet the growing market need for sophisticated, robust and rapid payment solutions, and to lead our industry in applying digital solutions to analogue services, such as trade. We therefore intend to protect technology investment throughout the cycle, even as we reduce spending elsewhere.

Third, we want to energise HSBC for growth through a strong culture, simple ways of working, and by equipping our colleagues with the future skills they need. Giving life to our purpose will be critical to building the dynamic, entrepreneurial and inclusive culture that we want to create, as will removing the remaining structural barriers that sometimes stop our people from delivering for our customers. We need to change the way we hire to build skills and capabilities in areas that are different to what we have needed historically, including data, artificial intelligence, and sustainable business models. Our expanded HSBC University will also help to upskill and reskill our people, while fostering more of the softer skills that technology can never replace.

Fourth, we will seek to help our customers and communities to capture the opportunities presented by the transition to a low-carbon economy. Accelerating this transition is the right thing to do for the environment, but also the right thing commercially. We intend to build on our market-leading position in sustainable finance, supporting our clients with $750bn to $1tn of sustainable financing and investment over the next 10 years. We also intend to unlock new climate solutions by building one of the world’s leading climate managers – HSBC Pollination Climate Asset Management – and helping to transform sustainable infrastructure into a global asset class. These will help us achieve our ambition to align our portfolio of financed emissions to the Paris Agreement goal to achieve net zero by 2050.

Championing inclusion

I believe passionately in building an inclusive organisation in which everyone has the opportunity to fulfil their potential. Failing to do so isn’t just wrong, it is totally self-defeating. It means you don’t get the best out of the talent you have, and sends the wrong signals to the people you want to recruit. An inclusive environment is the foundation of a truly diverse organisation, with all of the rewards that brings.

There is much still to do, but we are moving in the right direction. More than 30% of our senior leaders are female, in line with the goal we set to achieve by the end of 2020. I want that number to increase to at least 35% by 2025, and we have a number of initiatives in place to help achieve it. In May, we launched a new global ethnicity inclusion programme to better enable careers and career progression for colleagues from ethnic minorities, and in July, we made a series of commitments to address feedback from Black colleagues in particular. These included a commitment to more than double our number of Black senior leaders by 2025.

I am particularly proud that during a difficult year, which included a large-scale redundancy programme, employee sentiment improved within HSBC. Around 71% of my colleagues said that they found HSBC to be a great place to work, up from 66% in 2019. However, the view varies across employees from different groups. We know, for example, that employees with disabilities or who identify as ethnic minorities do not feel as engaged as others. I take these gaps very seriously. Better demographic data globally will help us benchmark and measure our progress more effectively, and we are taking concerted steps to be able to capture that information where possible.

2021 outlook

We have had a good start to 2021, and I am cautiously optimistic for the year ahead. While a spike in Covid-19 infection rates led to renewed lockdown measures in many places at the start of 2021, the development of multiple vaccines gives us hope that the world will return to some form of normality before long. Nonetheless, we remain reactive to the ebb and flow of the Covid-19 virus and prepared to take further steps to manage the economic impact where necessary.

The geopolitical uncertainty that prevailed during 2020 remains a prominent feature of our operating environment. We are hopeful that this will reduce over the course of 2021, but mindful of the potential impact on our business if levels remain elevated. We remain focused on serving the needs of our customers, colleagues and communities in all our markets.

Our people

I would like to pay tribute to my colleagues and all those who supported them throughout a difficult year. HSBC is a community of around 226,000 colleagues – but it relies just as much on the family, friends and support networks that help them be the best they can be. Our people did extraordinary things in 2020, but it asked a lot of those around them. I am hugely grateful to everyone who helped HSBC – whether directly or indirectly – in supporting our customers, communities and each other over the last 12 months.

Financial summary

		Year ended 31 Dec
		2020	2019
	Footnotes	$m	$m
For the year
Profit before tax		8,777	13,347
Profit attributable to:
– ordinary shareholders of the parent company		3,898	5,969
Dividends declared on ordinary shares	1	—	10,269

At the year-end
Total shareholders’ equity		196,443	183,955
Total regulatory capital		184,423	172,150
Customer accounts		1,642,780	1,439,115
Total assets		2,984,164	2,715,152
Risk-weighted assets		857,520	843,395

Per ordinary share		$	$
Basic earnings per share		0.19	0.30
Dividend per ordinary share (in respect of the period)		0.15	0.51
Net asset value per ordinary share at period end	2	8.62	8.00
Tangible net asset value per ordinary share at period end		7.75	7.13

Share information
Number of $0.50 ordinary shares in issue (millions)		20,694	20,639
Basic number of $0.50 ordinary shares outstanding (millions)		20,184	20,206
Basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)		20,272	20,280
1
Dividends recorded in the financial statements are dividends per ordinary share declared and paid in the period and are not dividends in respect of, or for, that period.
2
The definition of net asset value per ordinary share is total shareholders' equity less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue excluding shares the company has purchased and are held in treasury.

Distribution of results by global business

Adjusted profit before tax
	Year ended 31 Dec
	2020		20191
	$m	%	$m	%
Wealth and Personal Banking	4,140	34.1	8,883	40.1
Commercial Banking	1,868	15.4	7,170	32.4
Global Banking and Markets	4,830	39.7	5,172	23.4
Corporate Centre	1,311	10.8	924	4.2
Profit before tax	12,149	100.0	22,149	100.0

1 A change in reportable segments was made in 2020. Comparative data have been re-presented accordingly. For further guidance, see Note 10: Segmental analysis on page 311 of the Annual Report and Accounts 2020.

Distribution of results by geographical region

Reported profit/(loss) before tax
	Year ended 31 Dec
	2020		2019
	$m	%	$m	%
Europe	(4,205)	(47.9)	(4,653)	(34.9)
Asia	12,832	146.2	18,468	138.4
Middle East and North Africa	19	0.2	2,327	17.4
North America	168	1.9	767	5.7
Latin America	(37)	(0.4)	400	3.0
Global GBM goodwill impairment	—	—	(3,962)	(29.6)
Profit before tax	8,777	100.0	13,347	100.0

HSBC adjusted profit before tax and balance sheet data

		2020
		Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	Footnotes	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	1	22,013	13,312	15,303	(262)	50,366
– external		19,990	13,741	18,162	(1,527)	50,366
– inter-segment		2,023	(429)	(2,859)	1,265	—
of which: net interest income/(expense)		15,090	9,317	4,518	(1,326)	27,599
Change in expected credit losses and other credit impairment charges		(2,855)	(4,754)	(1,209)	1	(8,817)
Net operating income/(expense)		19,158	8,558	14,094	(261)	41,549
Total operating expenses		(15,024)	(6,689)	(9,264)	(482)	(31,459)
Operating profit/(loss)		4,134	1,869	4,830	(743)	10,090
Share of profit in associates and joint ventures		6	(1)	—	2,054	2,059
Adjusted profit before tax		4,140	1,868	4,830	1,311	12,149
		%	%	%	%	%
Share of HSBC’s adjusted profit before tax		34.1	15.4	39.7	10.8	100.0
Adjusted cost efficiency ratio		68.3	50.2	60.5	(184.0)	62.5
Adjusted balance sheet data		$m	$m	$m	$m	$m
Loans and advances to customers (net)		469,186	343,182	224,364	1,255	1,037,987
Interests in associates and joint ventures		447	14	143	26,080	26,684
Total external assets		881,918	570,295	1,347,440	184,511	2,984,164
Customer accounts		834,759	470,428	336,983	610	1,642,780
Adjusted risk-weighted assets	3	172,787	327,734	265,147	91,852	857,520

	Footnotes	20192
Net operating income/(expense) before change in expected credit losses and other credit impairment charges	1	25,565	15,164	14,869	(654)	54,944
– external		21,252	16,094	20,314	(2,716)	54,944
– inter-segment		4,313	(930)	(5,445)	2,062	—
of which: net interest income/(expense)		17,423	10,957	5,223	(3,264)	30,339
Change in expected credit losses and other credit impairment (charges)/recoveries		(1,348)	(1,162)	(153)	36	(2,627)
Net operating income		24,217	14,002	14,716	(618)	52,317
Total operating expenses		(15,388)	(6,832)	(9,544)	(755)	(32,519)
Operating profit/(loss)		8,829	7,170	5,172	(1,373)	19,798
Share of profit in associates and joint ventures		54	—	—	2,297	2,351
Adjusted profit before tax		8,883	7,170	5,172	924	22,149
		%	%	%	%	%
Share of HSBC’s adjusted profit before tax		40.1	32.4	23.4	4.2	100.0
Adjusted cost efficiency ratio		60.2	45.1	64.2	(115.4)	59.2
Adjusted balance sheet data		$m	$m	$m	$m	$m
Loans and advances to customers (net)		455,618	353,781	252,131	1,166	1,062,696
Interests in associates and joint ventures		449	14	16	24,941	25,420
Total external assets		793,100	523,585	1,310,772	156,354	2,783,811
Customer accounts		768,151	397,182	304,094	780	1,470,207
Adjusted risk-weighted assets	3	164,567	332,543	276,804	81,979	855,893

1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2
A change in reportable segments was made in 2020. Comparative data have been re-presented accordingly. For further guidance, see Note 10: Segmental analysis on page 311 of the Annual Report and Accounts 2020.
3
Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and significant items.

Consolidated income statement
for the year ended 31 December

		2020	2019
	Footnotes	$m	$m
Net interest income		27,578	30,462
– interest income	1,2	41,756	54,695
– interest expense	3	(14,178)	(24,233)
Net fee income		11,874	12,023
– fee income		15,051	15,439
– fee expense		(3,177)	(3,416)
Net income from financial instruments held for trading or managed on a fair value basis		9,582	10,231
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss		2,081	3,478
Changes in fair value of designated debt and related derivatives	4	231	90
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss		455	812
Gains less losses from financial investments		653	335
Net insurance premium income		10,093	10,636
Other operating income		527	2,957
Total operating income		63,074	71,024
Net insurance claims and benefits paid and movement in liabilities to policyholders		(12,645)	(14,926)
Net operating income before change in expected credit losses and other credit impairment charges	5	50,429	56,098
Change in expected credit losses and other credit impairment charges		(8,817)	(2,756)
Net operating income		41,612	53,342
Employee compensation and benefits		(18,076)	(18,002)
General and administrative expenses		(11,115)	(13,828)
Depreciation and impairment of property, plant and equipment and right-of-use assets	6	(2,681)	(2,100)
Amortisation and impairment of intangible assets		(2,519)	(1,070)
Goodwill impairment		(41)	(7,349)
Total operating expenses		(34,432)	(42,349)
Operating profit		7,180	10,993
Share of profit in associates and joint ventures		1,597	2,354
Profit before tax		8,777	13,347
Tax expense		(2,678)	(4,639)
Profit for the year		6,099	8,708
Attributable to:
– ordinary shareholders of the parent company		3,898	5,969
– preference shareholders of the parent company		90	90
– other equity holders		1,241	1,324
– non-controlling interests		870	1,325
Profit for the year		6,099	8,708
		$	$
Basic earnings per ordinary share		0.19	0.30
Diluted earnings per ordinary share		0.19	0.30

1
Interest income includes $35,293m (2019: $45,708m) of interest recognised on financial assets measured at amortised cost and $5,614m (2019: $8,259m) of interest recognised on financial assets measured at fair value through other comprehensive income.
2
Interest revenue calculated using the effective interest method comprises interest recognised on financial assets measured at either amortised cost or fair value through other comprehensive income.
3
Interest expense includes $12,426m (2019: $21,922m) of interest on financial instruments, excluding interest on financial liabilities held for trading or designated or otherwise mandatorily measured at fair value.
4
The debt instruments, issued for funding purposes, are designated under the fair value option to reduce an accounting mismatch.
5
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
6
Includes depreciation of the right-of-use assets of $1,029m (2019: $912m). Right-of-use assets have been recognised from 1 January 2019 following the adoption of IFRS 16. Comparatives have not been restated.

Consolidated statement of comprehensive income
for the year ended 31 December

	2020	2019
	$m	$m
Profit for the year	6,099	8,708
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	1,750	1,152
– fair value gains/(losses)	2,947	1,793
– fair value gains transferred to the income statement on disposal	(668)	(365)
– expected credit (recoveries)/losses recognised in the income statement	48	109
– income taxes	(577)	(385)
Cash flow hedges	471	206
– fair value gains/(losses)	(157)	551
– fair value losses/(gains) reclassified to the income statement	769	(286)
– income taxes	(141)	(59)
Share of other comprehensive income/(expense) of associates and joint ventures	(73)	21
– share for the year	(73)	21
Exchange differences	4,855	1,044
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	834	13
– before income taxes	1,223	(17)
– income taxes	(389)	30
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	167	(2,002)
– before income taxes	190	(2,639)
– income taxes	(23)	637
Equity instruments designated at fair value through other comprehensive income	212	366
– fair value gains/(losses)	212	364
– income taxes	—	2
Effects of hyperinflation	193	217
Other comprehensive income/(expense) for the year, net of tax	8,409	1,017
Total comprehensive income for the year	14,508	9,725
Attributable to:
– ordinary shareholders of the parent company	12,146	6,838
– preference shareholders of the parent company	90	90
– other equity holders	1,241	1,324
– non-controlling interests	1,031	1,473
Total comprehensive income for the year	14,508	9,725

Consolidated balance sheet
	At
	31 Dec	31 Dec
	2020	2019
	$m	$m
Assets
Cash and balances at central banks	304,481	154,099
Items in the course of collection from other banks	4,094	4,956
Hong Kong Government certificates of indebtedness	40,420	38,380
Trading assets	231,990	254,271
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	45,553	43,627
Derivatives	307,726	242,995
Loans and advances to banks	81,616	69,203
Loans and advances to customers	1,037,987	1,036,743
Reverse repurchase agreements – non-trading	230,628	240,862
Financial investments	490,693	443,312
Prepayments, accrued income and other assets	156,412	136,680
Current tax assets	954	755
Interests in associates and joint ventures	26,684	24,474
Goodwill and intangible assets	20,443	20,163
Deferred tax assets	4,483	4,632
Total assets	2,984,164	2,715,152
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation	40,420	38,380
Deposits by banks	82,080	59,022
Customer accounts	1,642,780	1,439,115
Repurchase agreements – non-trading	111,901	140,344
Items in the course of transmission to other banks	4,343	4,817
Trading liabilities	75,266	83,170
Financial liabilities designated at fair value	157,439	164,466
Derivatives	303,001	239,497
Debt securities in issue	95,492	104,555
Accruals, deferred income and other liabilities	128,624	118,156
Current tax liabilities	690	2,150
Liabilities under insurance contracts	107,191	97,439
Provisions	3,678	3,398
Deferred tax liabilities	4,313	3,375
Subordinated liabilities	21,951	24,600
Total liabilities	2,779,169	2,522,484
Equity
Called up share capital	10,347	10,319
Share premium account	14,277	13,959
Other equity instruments	22,414	20,871
Other reserves	8,833	2,127
Retained earnings	140,572	136,679
Total shareholders’ equity	196,443	183,955
Non-controlling interests	8,552	8,713
Total equity	204,995	192,668
Total liabilities and equity	2,984,164	2,715,152

Consolidated statement of cash flows
for the year ended 31 December
		2020	2019
	Footnotes	$m	$m
Profit before tax		8,777	13,347
Adjustments for non-cash items:
Depreciation, amortisation and impairment		5,241	10,519
Net gain from investing activities		(541)	(399)
Share of profits in associates and joint ventures		(1,597)	(2,354)
Gain on disposal of subsidiaries, businesses, associates and joint ventures		—	(929)
Change in expected credit losses gross of recoveries and other credit impairment charges		9,096	3,012
Provisions including pensions		1,164	2,423
Share-based payment expense		433	478
Other non-cash items included in profit before tax		(906)	(2,297)
Elimination of exchange differences	1	(25,749)	(3,742)
Changes in operating assets and liabilities
Change in net trading securities and derivatives		13,150	(18,910)
Change in loans and advances to banks and customers		(14,131)	(53,760)
Change in reverse repurchase agreements – non-trading		9,950	(7,390)
Change in financial assets designated and otherwise mandatorily measured at fair value		(1,962)	(2,308)
Change in other assets		(19,610)	(21,863)
Change in deposits by banks and customer accounts		226,723	79,163
Change in repurchase agreements – non-trading		(28,443)	(25,540)
Change in debt securities in issue		(9,075)	19,268
Change in financial liabilities designated at fair value		(6,630)	20,068
Change in other liabilities		20,323	23,124
Dividends received from associates		761	633
Contributions paid to defined benefit plans		(495)	(533)
Tax paid		(4,259)	(2,267)
Net cash from operating activities		182,220	29,743
Purchase of financial investments		(496,669)	(445,907)
Proceeds from the sale and maturity of financial investments		476,990	413,186
Net cash flows from the purchase and sale of property, plant and equipment		(1,446)	(1,343)
Net cash flows from purchase/(disposal) of customer and loan portfolios		1,362	1,118
Net investment in intangible assets		(2,064)	(2,289)
Net cash flow from acquisition and disposal of subsidiaries, businesses, associates and joint ventures		(603)	(83)
Net cash from investing activities		(22,430)	(35,318)
Issue of ordinary share capital and other equity instruments		1,497	—
Cancellation of shares		—	(1,000)
Net sales/(purchases) of own shares for market-making and investment purposes		(181)	141
Redemption of preference shares and other equity instruments		(398)	—
Subordinated loan capital repaid	2	(3,538)	(4,210)
Dividends paid to shareholders of the parent company and non-controlling interests		(2,023)	(9,773)
Net cash from financing activities		(4,643)	(14,842)
Net increase/(decrease) in cash and cash equivalents		155,147	(20,417)
Cash and cash equivalents at 1 Jan		293,742	312,911
Exchange differences in respect of cash and cash equivalents		19,434	1,248
Cash and cash equivalents at 31 Dec	3	468,323	293,742
Cash and cash equivalents comprise:
– cash and balances at central banks		304,481	154,099
– items in the course of collection from other banks		4,094	4,956
– loans and advances to banks of one month or less		51,788	41,626
– reverse repurchase agreements with banks of one month or less		65,086	65,370
– treasury bills, other bills and certificates of deposit less than three months		30,023	20,132
– cash collateral and net settlement accounts		17,194	12,376
– less: items in the course of transmission to other banks		(4,343)	(4,817)
Cash and cash equivalents at 31 Dec	3	468,323	293,742
1
Adjustment to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.
2
Subordinated liabilities changes during the year are attributable to repayments of $(3.5)bn (2019: $(4.2)bn) of securities. Non-cash changes during the year included foreign exchange gains/(losses) of $0.5bn (2019: $0.6bn) and fair value gains/(losses) of $1.1bn (2019: $1.4bn).
3
At 31 December 2020, $41,912m (2019: $35,735m) was not available for use by HSBC, of which $16,935m (2019: $19,353m) related to mandatory deposits at central banks.

Consolidated statement of changes in equity
for the year ended 31 December

				Other reserves
	Called up share capital and share premium	Other equity instru-ments	Retained earnings3,4	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves4,5	Total share-holders’equity	Non-controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2020	24,278	20,871	136,679	(108)	(2)	(25,133)	27,370	183,955	8,713	192,668
Profit for the year	—	—	5,229	—	—	—	—	5,229	870	6,099
Other comprehensive income (net of tax)	—	—	1,118	1,913	459	4,758	—	8,248	161	8,409
– debt instruments at fair value through other comprehensive income	—	—	—	1,746	—	—	—	1,746	4	1,750
– equity instruments designated at fair value through other comprehensive income	—	—	—	167	—	—	—	167	45	212
– cash flow hedges	—	—	—	—	459	—	—	459	12	471
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	167	—	—	—	—	167	—	167
– remeasurement of defined benefit asset/liability	—	—	831	—	—	—	—	831	3	834
– share of other comprehensive income of associates and joint ventures	—	—	(73)	—	—	—	—	(73)	—	(73)
– effects of hyperinflation	—	—	193	—	—	—	—	193	—	193
– exchange differences	—	—	—	—	—	4,758	—	4,758	97	4,855
Total comprehensive income for the year	—	—	6,347	1,913	459	4,758	—	13,477	1,031	14,508
Shares issued under employee remuneration and share plans	346	—	(339)	—	—	—	—	7	—	7
Capital securities issued7	—	1,500	(3)	—	—	—	—	1,497	—	1,497
Dividends to shareholders	—	—	(1,331)	—	—	—	—	(1,331)	(692)	(2,023)
Redemption of securities2	—	—	(1,450)	—	—	—	—	(1,450)	—	(1,450)
Transfers6	—	—	435	—	—	—	(435)	—	—	—
Cost of share-based payment arrangements	—	—	434	—	—	—	—	434	—	434
Other movements	—	43	(200)	11	—	—	—	(146)	(500)	(646)
At 31 Dec 2020	24,624	22,414	140,572	1,816	457	(20,375)	26,935	196,443	8,552	204,995

Consolidated statement of changes in equity (continued)
				Other reserves
	Called up share capital and share premium	Other equity instru-ments	Retained earnings2,3	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves3,4	Total share-holders’equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2019	23,789	22,367	138,191	(1,532)	(206)	(26,133)	29,777	186,253	7,996	194,249
Profit for the year	—	—	7,383	—	—	—	—	7,383	1,325	8,708
Other comprehensive income (net of tax)	—	—	(1,759)	1,424	204	1,000	—	869	148	1,017
– debt instruments at fair value through other comprehensive income	—	—	—	1,146	—	—	—	1,146	6	1,152
– equity instruments designated at fair value through other comprehensive income	—	—	—	278	—	—	—	278	88	366
– cash flow hedges	—	—	—	—	204	—	—	204	2	206
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	(2,002)	—	—	—	—	(2,002)	—	(2,002)
– remeasurement of defined benefit asset/liability	—	—	5	—	—	—	—	5	8	13
– share of other comprehensive income of associates and joint ventures	—	—	21	—	—	—	—	21	—	21
– effects of hyperinflation	—	—	217	—	—	—	—	217	—	217
– exchange differences	—	—	—	—	—	1,000	—	1,000	44	1,044
Total comprehensive income for the year	—	—	5,624	1,424	204	1,000	—	8,252	1,473	9,725
Shares issued under employee remuneration and share plans	557	—	(495)	—	—	—	—	62	—	62
Shares issued in lieu of dividends and amounts arising thereon	—	—	2,687	—	—	—	—	2,687	—	2,687
Dividends to shareholders	—	—	(11,683)	—	—	—	—	(11,683)	(777)	(12,460)
Redemption of securities1	—	(1,496)	(12)	—	—	—	—	(1,508)	—	(1,508)
Transfers5	—	—	2,475	—	—	—	(2,475)	—	—	—
Cost of share-based payment arrangements	—	—	478	—	—	—	—	478	—	478
Cancellation of shares6	(68)	—	(1,000)	—	—	—	68	(1,000)	—	(1,000)
Other movements	—	—	414	—	—	—	—	414	21	435
At 31 Dec 2019	24,278	20,871	136,679	(108)	(2)	(25,133)	27,370	183,955	8,713	192,668

1      During 2020, HSBC Holdings called $1,450m 6.20% non-cumulative US dollar preference shares. For further details, see Note 31 in the Annual Report and Accounts 2020. In 2019, HSBC Holdings redeemed $1,500m 5.625% perpetual subordinated capital securities on which there were $12m of external issuance costs. Under IFRSs external issuance costs are classified as equity.
2
At 31 December 2020, retained earnings included 509,825,249 treasury shares (2019: 432,108,782). In addition, treasury shares are also held within HSBC’s Insurance business retirement funds for the benefit of policyholders or beneficiaries within employee trusts for the settlement of shares expected to be delivered under employee share schemes or bonus plans, and the market-making activities in Global Markets.
3
Cumulative goodwill amounting to $5,138m has been charged against reserves in respect of acquisitions of subsidiaries prior to 1 January 1998, including $3,469m charged against the merger reserve arising on the acquisition of HSBC Bank plc. The balance of $1,669m has been charged against retained earnings.
4
Statutory share premium relief under section 131 of the Companies Act 1985 (the ‘Act’) was taken in respect of the acquisition of HSBC Bank plc in 1992, HSBC Continental Europe in 2000 and HSBC Finance Corporation in 2003, and the shares issued were recorded at their nominal value only. In HSBC’s consolidated financial statements, the fair value differences of $8,290m in respect of HSBC Continental Europe and $12,768m in respect of HSBC Finance Corporation were recognised in the merger reserve. The merger reserve created on the acquisition of HSBC Finance Corporation subsequently became attached to HSBC Overseas Holdings (UK) Limited (‘HOHU’), following a number of intra-Group reorganisations. During 2009, pursuant to section 131 of the Companies Act 1985, statutory share premium relief was taken in respect of the rights issue and $15,796m was recognised in the merger reserve.
5
In 2019, an impairment of $2,475m was recognised and a permitted transfer of this amount was made from the merger reserve to retained earnings. During 2020, a further impairment of $435m was recognised and a permitted transfer of this amount was made from the merger reserve to retained earnings.
6
For further details, see Note 31 in the Annual Report and Accounts 2020. In August 2019, HSBC announced a share buy-back of up to $1.0bn, which was completed in September 2019.
7
During 2020 HSBC Holdings issued $1,500m of perpetual subordinated contingent convertible securities.

1	Basis of preparation and significant accounting policies

The basis of preparation and summary of significant accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Note 1, or the relevant Note, in the Financial Statements in the Annual Report and Accounts 2020.

(a)
Compliance with International Financial Reporting Standards

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings comply with international accounting standards in conformity with the requirements of the Companies Act 2006 and have also applied international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements are also prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the International Accounting Standards Board (‘IASB’), including interpretations issued by the IFRS Interpretations Committee, as there are no applicable differences from IFRSs as issued by the IASB for the periods presented. ‘Interest Rate Benchmark Reform – Phase 2’, which amends IFRS 9, IAS 39 ‘Financial Instruments,’ IFRS 7 ‘Financial Instruments,’ IFRS 4 ‘Insurance Contracts’ and IFRS 16 ‘Leases’, was adopted for use in the UK and the EU in January 2021 and has been early adopted as set out below. Therefore, there were no unendorsed standards effective for the year ended 31 December 2020 affecting these consolidated and separate financial statements.

Standards adopted during the year ended 31 December 2020

Interest Rate Benchmark Reform – Phase 2

Interest Rate Benchmark Reform Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 issued in August 2020 represents the second phase of the IASB’s project on the effects of interest rate benchmark reform, addressing issues affecting financial statements when changes are made to contractual cash flows and hedging relationships as a result of the reform.

Under these amendments, changes made to a financial instrument measured at other than fair value through profit or loss that are economically equivalent and required by interest rate benchmark reform do not result in the derecognition or a change in the carrying amount of the financial instrument, but instead require the effective interest rate to be updated to reflect the change in the interest rate benchmark. In addition, hedge accounting will not be discontinued solely because of the replacement of the interest rate benchmark if the hedge meets other hedge accounting criteria.

These amendments apply from 1 January 2021 with early adoption permitted. HSBC adopted the amendments from 1 January 2020 and made the additional disclosures as required by the amendments. Further information is included in Note 15 and in ‘Financial instruments impacted by Ibor reform’ on page 113 of the Annual Report and Accounts 2020.

Other changes

In addition, HSBC adopted a number of interpretations and amendments to standards, which had an insignificant effect on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

(b) Differences between IFRSs and Hong Kong Financial Reporting Standards

There are no significant differences between IFRSs and Hong Kong Financial Reporting Standards in terms of their application to HSBC, and consequently there would be no significant differences had the financial statements been prepared in accordance with Hong Kong Financial Reporting Standards. The ‘Notes on the financial statements’, taken together with the ‘Report of the Directors’, include the aggregate of all disclosures necessary to satisfy IFRSs and Hong Kong reporting requirements.

(c)
Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios that reflect the increasing uncertainty that the global Covid-19 outbreak has had on HSBC’s operations, as well as considering potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.

2	Tax

Tax expense
		2020	2019
	Footnotes	$m	$m
Current tax	1	2,700	3,768
– for this year		2,883	3,689
– adjustments in respect of prior years		(183)	79
Deferred tax		(22)	871
– origination and reversal of temporary differences		(341)	684
– effect of changes in tax rates		58	(11)
– adjustments in respect of prior years		261	198
Year ended 31 Dec	2	2,678	4,639
1
Current tax included Hong Kong profits tax of $888m (2019: $1,413m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2019: 16.5%).
2
In addition to amounts recorded in the income statement, a tax charge of $7m (2019: charge of $6m) was recorded directly to equity.

Tax reconciliation

The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:

	2020		2019
	$m	%	$m	%
Profit before tax	8,777		13,347
Tax expense
Taxation at UK corporation tax rate of 19.00% (2019: 19.00%; 2018: 19.00%)	1,668	19.0	2,536	19.0
Impact of differently taxed overseas profits in overseas locations	178	2.0	253	1.9
Items increasing tax charge in 2020:
– non-UK movements in unrecognised deferred tax	608	6.9	12	0.1
– UK tax losses not recognised	444	5.1	364	2.7
– other permanent disallowables	322	3.6	481	3.6
– local taxes and overseas withholding taxes	228	2.6	484	3.6
– bank levy	202	2.3	184	1.4
– adjustments in respect of prior period liabilities	78	0.9	277	2.1
– impacts of hyperinflation	65	0.7	29	0.2
– impact of changes in tax rates	58	0.6	(11)	(0.1)
– non-deductible regulatory settlements	33	0.4	5	—
– non-deductible goodwill write-down	—	—	1,421	10.7
Items reducing tax charge in 2020:
– non-taxable income and gains	(515)	(5.8)	(844)	(6.3)
– deductions for AT1 coupon payments	(310)	(3.5)	(263)	(2.0)
– effect of profits in associates and joint ventures	(250)	(2.8)	(467)	(3.5)
– UK banking surcharge	(113)	(1.3)	29	0.2
– non-deductible UK customer compensation	(18)	(0.2)	382	2.9
– non-taxable gain on dilution of shareholding in SABB	—	—	(181)	(1.3)
– other items	—	—	(52)	(0.4)
Year ended 31 Dec	2,678	30.5	4,639	34.8
The Group’s profits are taxed at different rates depending on the country or territory in which the profits arise. The key applicable tax rates for 2020 include Hong Kong (16.5%), the US (21%) and the UK (19%). If the Group’s profits were taxed at the statutory rates of the countries in which the profits arose, then the tax rate for the year would have been 21.00% (2019: 20.90%). The effective tax rate for the year of 30.5% (2019: 34.8%) was lower than for 2019. The effective tax rate for 2019 included a non-deductible impairment of goodwill of $7.3bn(10.7% increase in effective tax rate) and a higher level of non-deductible customer compensation (3.1% increase in effective tax rate compared to 2020), both of which are non-recurring items. This was partly offset by the impact of non-recognition of deferred tax, mainly in the UK ($0.4bn) and France ($0.4bn), being greater in 2020 than 2019 (9.2% increase in effective tax rate compared to 2019).

Following an amendment to IAS 12 effective 1 January 2019, the income tax consequences of distributions, including AT1 coupon payments, were recorded in the income statement tax expense. The 2018 reconciliation has not been restated.

Accounting for taxes involves some estimation because the tax law is uncertain and its application requires a degree of judgement, which authorities may dispute. Liabilities are recognised based on best estimates of the probable outcome, taking into account external advice where appropriate. We do not expect significant liabilities to arise in excess of the amounts provided. HSBC only recognises current and deferred tax assets where recovery is probable.

Movement of deferred tax assets and liabilities
	Loan impairment provisions	Unused tax losses and tax credits	Derivatives, FVOD1 and other investments	Insurance business	Expense provisions	Fixed assets	Retirement obligations	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Assets	983	1,414	979	—	650	1,002	—	422	5,450
Liabilities	—	—	(558)	(1,621)	—	—	(1,613)	(401)	(4,193)
At 1 Jan 2020	983	1,414	421	(1,621)	650	1,002	(1,613)	21	1,257
Income statement	295	355	(274)	(32)	(81)	(112)	(190)	61	22
Other comprehensive income	—	—	(23)	—	—	—	(387)	(660)	(1,070)
Equity	—	—	—	—	—	—	—	—	—
Foreign exchange and other adjustments	(36)	52	(281)	31	(4)	11	(116)	304	(39)
At 31 Dec 2020	1,242	1,821	(157)	(1,622)	565	901	(2,306)	(274)	170
Assets2	1,242	1,821	548	—	565	901	—	960	6,037
Liabilities2	—	—	(705)	(1,622)	—	—	(2,306)	(1,234)	(5,867)

Assets	982	1,156	492	—	629	1,151	—	738	5,148
Liabilities	—	—	(376)	(1,271)	—	—	(1,387)	(283)	(3,317)
At 1 Jan 2019	982	1,156	116	(1,271)	629	1,151	(1,387)	455	1,831
Income statement	45	266	(386)	(303)	(18)	(185)	(149)	(141)	(871)
Other comprehensive income	—	—	544	—	—	—	30	(391)	183
Equity	—	—	—	—	—	—	—	—	—
Foreign exchange and other adjustments	(44)	(8)	147	(47)	39	36	(107)	98	114
At 31 Dec 2019	983	1,414	421	(1,621)	650	1,002	(1,613)	21	1,257
Assets2	983	1,414	979	—	650	1,002	—	422	5,450
Liabilities2	—	—	(558)	(1,621)	—	—	(1,613)	(401)	(4,193)
1
Fair value of own debt.
2
After netting off balances within countries, the balances as disclosed in the accounts are as follows: deferred tax assets $4,483m (2019: $4,632m) and deferred tax liabilities $4,313m (2019: $3,375m).

In applying judgement in recognising deferred tax assets, management has critically assessed all available information, including future business profit projections and the track record of meeting forecasts.

The Group’s net deferred tax asset of $0.2bn (2019: $1.3bn) included $2.4bn (2019: $2.8bn) of deferred tax assets relating to the US, of which $1bn related to US tax losses that expire in 13 to 17 years. Management expects the US deferred tax asset to be substantially recovered in seven to eight years, with the majority recovered in the first five years. During 2020, the Group derecognised $250m of deferred tax asset relating to US state tax losses as management did not consider there to be sufficient evidence of future taxable profits against which to recover these losses before they expire. Management’s assessment of the likely availability of future taxable profits against which to recover the US deferred tax assets takes into consideration the reversal of existing taxable temporary differences, past business performance and forecasts of future business performance. The most recent financial forecasts approved by management cover a five-year period and the forecasts have been extrapolated beyond five years by assuming that performance remains constant after the fifth year.

The Group’s net deferred tax asset of $0.2bn (2019: $1.3bn) also includes a net UK deferred tax asset of $0.6bn (2019: liability of $0.5bn), of which $0.5bn relates to UK banking tax losses created in 2020. The net UK deferred tax asset of $0.6bn excludes the deferred tax liability arising on the UK pension scheme surplus, the reversal of which is not taken into account when estimating future taxable profits. The UK deferred tax asset is supported by forecasts of taxable profit, also taking into consideration the history of profitability in the combined UK banking entities and the fact that the loss arising in 2020 arose due to an identifiable and non-recurring reason, being the economic impacts of Covid-19.

Unrecognised deferred tax

The amount of gross temporary differences, unused tax losses and tax credits for which no deferred tax asset is recognised in the balance sheet was $15.6bn (2019: $9.9bn). This amount included unused UK corporation tax losses of $9.3bn (2019: $7.3bn. Of the total amounts unrecognised, $11.5bn (2019: $7.4bn) had no expiry date, $0.7bn (2019: $1.3bn) was scheduled to expire within 10 years and the remaining balance is expected to expire after 10 years.

Deferred tax is not recognised in respect of the Group’s investments in subsidiaries and branches where HSBC is able to control the timing of remittance or other realisation and where remittance or realisation is not probable in the foreseeable future. The aggregate temporary differences relating to unrecognised deferred tax liabilities arising on investments in subsidiaries and branches is $12.1bn (2019: $13.4bn) and the corresponding unrecognised deferred tax liability was $0.7bn (2019: $1.0bn).

3	Dividends

Dividends to shareholders of the parent company
	2020			2019
	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip
	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
– fourth interim dividend	—	—	—	0.21	4,206	1,160
In respect of current year:
– first interim dividend	—	—	—	0.10	2,013	375
– second interim dividend	—	—	—	0.10	2,021	795
– third interim dividend	—	—	—	0.10	2,029	357
Total	—	—	—	0.51	10,269	2,687
Total dividends on preference shares classified as equity (paid quarterly)	62.00	90		62.00	90
Total coupons on capital securities classified as equity		1,241			1,324
Dividends to shareholders		1,331			11,683

On 4 January 2021, HSBC paid a coupon on its €1,250m subordinated capital securities, representing a total distribution of €30m ($36m). No liability was recorded in the balance sheet at 31 December 2020 in respect of this coupon payment.

The distributable reserves of HSBC Holdings at 31 December 2020 were $31.3bn.

Interim dividend for 2020

After the end of the year, the Directors approved an interim dividend in respect of the financial year ended 31 December 2020 of $0.15 per ordinary share, a distribution of approximately $3,055m. The interim dividend will be payable on 29 April 2021 to holders on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 12 March 2021. No liability was recorded in the financial statements in respect of the interim dividend for 2020.

The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 19 April 2021, or a combination of these currencies. Particulars of these arrangements will be sent to shareholders on or about 24 March 2021 and changes to currency elections must be received by 15 April 2021. The ordinary shares in London, Hong Kong and Bermuda, and American Depositary Shares (‘ADSs’) in New York will be quoted ex-dividend on 11 March 2021. The Group has decided to discontinue the scrip dividend option as it is dilutive, including to dividend per share progression over time.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 29 April 2021 to holders of record on 12 March 2021. The dividend of $0.75 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary, elections must be received by 9 April 2021.

Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar, Hong Kong or Bermuda Overseas Branch registrar should do so before 4.00pm local time on 12 March 2021 in order to receive the dividend.

Ordinary shares may not be removed from or transferred to the Principal Register in the United Kingdom, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 12 March 2021. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 11 March 2021.

Transfer of ADSs must be lodged with the depositary by 11.00am on 12 March 2021 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

4	Earnings per share

Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to the ordinary shareholders of the parent company
	2020	2019
	$m	$m
Profit attributable to shareholders of the parent company	5,229	7,383
Dividend payable on preference shares classified as equity	(90)	(90)
Coupon payable on capital securities classified as equity	(1,241)	(1,324)
Year ended 31 Dec	3,898	5,969

Basic and diluted earnings per share
		2020			2019
		Profit	Number of shares	Per share	Profit	Number of shares	Per share
	Footnotes	$m	(millions)	$	$m	(millions)	$
Basic	1	3,898	20,169	0.19	5,969	20,158	0.30
Effect of dilutive potential ordinary shares			73			75
Diluted	1	3,898	20,242	0.19	5,969	20,233	0.30

1
Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

The number of anti-dilutive employee share options excluded from the weighted average number of dilutive potential ordinary shares is 14.6 million(2019: 1.1 million).

5	Adjusted balance sheet reconciliation

	At
	31 Dec 2020	31 Dec 2019
	Reported and Adjusted	Adjusted	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	1,037,987	1,062,696	(25,953)	1,036,743
Interests in associates and joint ventures	26,684	25,420	(946)	24,474
Total external assets	2,984,164	2,783,811	(68,659)	2,715,152
Customer accounts	1,642,780	1,470,207	(31,092)	1,439,115

6	Reconciliation of reported and adjusted items

		2020	2019
	Footnotes	$m	$m
Revenue	1
Reported		50,429	56,098
Currency translation			(471)
Significant items		(63)	(683)
– customer redress programmes		21	163
– disposals, acquisitions and investment in new businesses		10	(768)
– fair value movements on financial instruments	2	(264)	(84)
– restructuring and other related costs	3	170	—
– currency translation on significant items			6
Adjusted		50,366	54,944
ECL
Reported		(8,817)	(2,756)
Currency translation			129
Adjusted		(8,817)	(2,627)
Operating expenses
Reported		(34,432)	(42,349)
Currency translation			223
Significant items		2,973	9,607
– costs of structural reform	4	—	158
– customer redress programmes		(54)	1,281
– impairment of goodwill and other intangibles		1,090	7,349
– past service costs of guaranteed minimum pension benefits equalisation		17	—
– restructuring and other related costs	5	1,908	827
– settlements and provisions in connection with legal and regulatory matters		12	(61)
– currency translation on significant items			53
Adjusted		(31,459)	(32,519)
Share of profit in associates and joint ventures
Reported		1,597	2,354
Currency translation			(3)
Significant items		462	—
– impairment of goodwill	6	462	—
– currency translation on significant items			—
Adjusted		2,059	2,351
Profit before tax
Reported		8,777	13,347
Currency translation			(122)
Significant items		3,372	8,924
– revenue		(63)	(683)
– operating expenses		2,973	9,607
– share of profit in associates and joint ventures		462	—
Adjusted		12,149	22,149

1     Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2
Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.

3
Comprises losses associated with the RWA reduction commitments and gains relating to the business update in February 2020.
4
Comprises costs associated with preparations for the UK’s exit from the European Union.
5
Includes impairment of software intangible assets of $189m (of the total software intangible asset impairment of $1,347m) and impairment of tangible assets of $197m.
6
During the year, The Saudi British Bank ('SABB'), an associate of HSBC, impaired the goodwill that arose following the merger with Alawwal bank in 2019. HSBC's post-tax share of the goodwill impairment was $462m.

7	Contingent liabilities, contractual commitments and guarantees

	2020	2019
	$m	$m
Guarantees and other contingent liabilities:
– financial guarantees	18,384	20,214
– performance and other guarantees	78,114	75,933
– other contingent liabilities	1,219	1,576
At 31 Dec	97,717	97,723
Commitments1:
– documentary credits and short-term trade-related transactions	7,178	6,316
– forward asset purchases and forward deposits placed	66,506	56,326
– standby facilities, credit lines and other commitments to lend	771,086	734,966
At 31 Dec	844,770	797,608
1
Includes $659,783m of commitments at 31 December 2020 (31 December 2019: $600,029m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.

The preceding table discloses the nominal principal amounts of off-balance sheet liabilities and commitments for the Group, which represent the maximum amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements. The expected credit loss provision relating to guarantees and commitments under IFRS 9 is disclosed in Note 27 of the Annual Report and Accounts 2020.

The majority of the guarantees have a term of less than one year, while guarantees with terms of more than one year are subject to HSBC’s annual credit review process.

Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are excluded from this note but are disclosed in Notes 27 and 34 of the Annual Report and Accounts 2020.

Financial Services Compensation Scheme

The Financial Services Compensation Scheme (‘FSCS’) provides compensation, up to certain limits, to eligible customers of financial services firms that are unable, or likely to be unable, to pay claims against them. The FSCS may impose a further levy on the Group to the extent the industry levies imposed to date are not sufficient to cover the compensation due to customers in any future possible collapse. The ultimate FSCS levy to the industry as a result of a collapse cannot currently be estimated reliably. It is dependent on various uncertain factors including the potential recoveries of assets by the FSCS, changes in the level of protected products (including deposits and investments) and the population of FSCS members at the time.

Associates

HSBC’s share of associates’ contingent liabilities, contractual commitments and guarantees amounted to $53.1bn at 31 December 2020 (2019: $46.7bn). No matters arose where HSBC was severally liable.

8	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2020. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2020 (see Note 27 of the Annual Report and Accounts 2020). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Bernard L. Madoff Investment Securities LLC

Bernard L. Madoff (‘Madoff’) was arrested in December 2008 and later pleaded guilty to running a Ponzi scheme. His firm, Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’), is being liquidated in the US by a trustee (the ‘Trustee’).

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff.

Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.

US litigation: The Trustee has brought lawsuits against various HSBC companies and others in the US Bankruptcy Court for the Southern District of New York (the ‘US Bankruptcy Court’), seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. HSBC and other parties to the actions have moved to dismiss the Trustee’s claims. The US Bankruptcy Court granted HSBC’s motion to dismiss with respect to certain of the Trustee’s claims in November 2016. In February 2019, the US Court of Appeals for the Second Circuit (the ‘Second Circuit Court of Appeals’) reversed that dismissal. Following the US Supreme Court’s denial of certiorari in June 2020, the cases were remanded to the US Bankruptcy Court, where they are now pending.

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, ‘Fairfield’) (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In December 2018, the US Bankruptcy Court issued an opinion, which ruled in favour of the defendants’ motion to dismiss in respect of certain claims by the liquidators for Fairfield and granted a motion by the liquidators to file amended complaints. As a result of that opinion, all claims against one of the HSBC companies, and certain claims against the remaining HSBC defendants, were dismissed. In May 2019, the liquidators appealed certain issues from the US Bankruptcy Court to the US District Court for the Southern District of New York (the ’New York District Court’) and, in January 2020, the liquidators filed amended complaints on the claims remaining in the US Bankruptcy Court. In March 2020, HSBC and other parties to the action moved to dismiss the amended complaints in the US Bankruptcy Court. In December 2020, the US Bankruptcy Court granted in part and denied in part the defendants’ motion. This action remains pending in the US Bankruptcy Court and the New York District Court.

UK litigation: The Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. The deadline for service of the claim has been extended to September 2021 for UK-based defendants and November 2021 for all other defendants.

Cayman Islands litigation: In February 2013, Primeo Fund (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming damages and equitable compensation. The trial concluded in February 2017 and, in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands and, in June 2019, the Court of Appeal of the Cayman Islands dismissed Primeo’s appeal. In August 2019, Primeo filed a notice of appeal to the UK Privy Council, which has listed the first of two possible hearings for April 2021.

Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution claim and its claim for money damages. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc before the Luxembourg District Court, seeking further restitution and damages.

In October 2009, Alpha Prime Fund Limited (‘Alpha Prime’) brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. In December 2018, Alpha Prime brought additional claims before the Luxembourg District Court seeking damages against various HSBC companies. These matters are currently pending before the Luxembourg District Court.

In December 2014, Senator Fund SPC (‘Senator’) brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court. In December 2018, Senator brought additional claims against HSSL and HSBC Bank plc Luxembourg branch before the Luxembourg District Court, seeking restitution of Senator’s securities or money damages. These matters are currently pending before the Luxembourg District Court.

Ireland litigation: In November 2013, Defender Limited brought an action against HSBC Institutional Trust Services (Ireland) Limited (‘HTIE’) and others, based on allegations of breach of contract and claiming damages and indemnification for fund losses. The trial commenced in October 2018. In December 2018, the Irish High Court issued a judgment in HTIE’s favour on a preliminary issue, holding that Defender Limited had no effective claim against HTIE. This judgment concluded the trial without further issues in dispute being heard. In February 2019, Defender Limited appealed the decision. In July 2020, the Irish Supreme Court ruled in part in favour of Defender Limited and returned the case to the High Court for further proceedings, which will resume in April 2021.

There are many factors that may affect the range of possible outcomes, and any resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $500m, excluding costs and interest. Due to uncertainties and limitations of this estimate, any possible damages that might ultimately arise could differ significantly from this amount.

Anti-money laundering and sanctions-related matters

In December 2012, HSBC Holdings entered into a number of agreements, including an undertaking with the UK Financial Services Authority (replaced with a Direction issued by the UK Financial Conduct Authority (‘FCA’) in 2013 and again in 2020) as well as a cease-and-desist order with the US Federal Reserve Board (‘FRB’), both of which contained certain forward-looking anti-money laundering (‘AML’) and sanctions-related obligations. HSBC also agreed to retain an independent compliance monitor (who was, for FCA purposes, a ‘Skilled Person’ under section 166 of the Financial Services and Markets Act and, for FRB purposes, an ‘Independent Consultant’) to produce periodic assessments of the Group’s AML and sanctions compliance programme. In 2020, HSBC’s engagement with the independent compliance monitor, acting in his roles as both Skilled Person and Independent Consultant, concluded. The role of FCA Skilled Person was assigned to a new individual in the second quarter of 2020. Separately, a new FRB Independent Consultant will be appointed pursuant to the cease-and-desist order. The roles of each of the FCA Skilled Person and the FRB Independent Consultant are discussed on page 188 of the Annual Report and Accounts 2020.

The FCA is conducting an investigation into HSBC Bank plc’s and HSBC UK Bank plc’s compliance with UK money laundering regulations and financial crime systems and controls requirements. HSBC continues to cooperate with the FCA’s investigation, which is at or nearing completion.

In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA N.A. (‘HSBC Bank USA’), HSBC North America Holdings Inc. and HSBC USA Inc. (the ‘Nominal Corporate Defendants’) in New York state court against certain current and former directors and officers of the Nominal Corporate Defendants (the ‘Individual Defendants’). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the five-year deferred prosecution agreement with the US Department of Justice (‘DoJ’), entered into in December 2012. In November 2015, the New York state court granted the Nominal Corporate Defendants’ motion to dismiss, but the appellate court reversed the decision in November 2018 and reinstated the action. In June 2020, the parties reached an agreement to resolve this derivative action, under which HSBC has received a payment from directors and officers liability insurance providers and will continue for a period of time certain corporate governance practices. In November 2020, the court issued an order granting final settlement approval and dismissing the action. This matter is now concluded.

Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East or of cartel violence in Mexico. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Currently, 10 actions remain pending in federal courts in New York or the District of Columbia. In March, September and October 2019, the courts granted HSBC’s motions to dismiss in three of these cases. In October 2020, the appellate court affirmed the dismissal of one of the actions on appeal. An appeal remains pending in another case, and plaintiffs are seeking certification to appeal in the third case. HSBC filed motions to dismiss in three further cases, with two of the motions granted in June 2020, and the third granted in November 2020. These dismissals are subject to appeal. The four remaining actions are at a very early stage.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

Euro interest rate derivatives: In December 2016, the European Commission (the ‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The EC imposed a fine on HSBC based on a one-month infringement. HSBC appealed the decision and, in September 2019, the General Court of the European Union (the ‘General Court’) issued a decision largely upholding the EC’s findings on liability but annulling the fine. HSBC and the EC have both appealed the General Court’s decision to the European Court of Justice.

US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘US CEA’) and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court.

In 2017 and 2018, HSBC reached agreements with plaintiffs to resolve putative class actions brought on behalf of the following five groups of plaintiffs: persons who purchased US dollar Libor-indexed bonds; persons who purchased US dollar Libor-indexed exchange-traded instruments; US-based lending institutions that made or purchased US dollar Libor-indexed loans; persons who purchased US dollar Libor-indexed interest rate swaps and other instruments directly from the defendant banks and their affiliates; and persons who purchased US dollar Libor-indexed interest rate swaps and other instruments from certain financial institutions that are not the defendant banks or their affiliates. The New York District Court has granted final approval of each of the five referenced settlements. Additionally, a number of other US dollar Libor-related actions remain pending against HSBC in the New York District Court and the Second Circuit Court of Appeals.

Intercontinental Exchange (‘ICE’) Libor: Between January and March 2019, HSBC and other panel banks were named as defendants in three putative class actions filed in the New York District Court on behalf of persons and entities who purchased instruments paying interest indexed to US dollar ICE Libor from a panel bank. The complaints allege, among other things, misconduct related to the suppression of this benchmark rate in violation of US antitrust and state law. In July 2019, the three putative class actions were consolidated, and the plaintiffs filed a consolidated amended complaint. In March 2020, the court granted the defendants’ joint motion to dismiss in its entirety. This matter is on appeal.

Singapore interbank offered rate (‘Sibor’), Singapore swap offer rate (‘SOR’) and Australia bank bill swap rate (‘BBSW’):

In July and August 2016, HSBC and other panel banks were named as defendants in two putative class actions filed in the New York District Court on behalf of persons who transacted in products related to the Sibor, SOR and BBSW benchmark rates. The complaints allege, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law.

In the Sibor/SOR litigation, following a decision on the defendants’ motion to dismiss in October 2018, the claims against a number of HSBC entities were dismissed, and The Hongkong and Shanghai Banking Corporation Limited (‘HBAP’) remained as the only HSBC defendant in this action. In October 2018, HBAP filed a motion for reconsideration of the decision based on the issue of personal jurisdiction. This motion was denied in April 2019. Also in October 2018, the plaintiffs filed a third amended complaint naming only the Sibor panel members, including HBAP, as defendants. The court dismissed the third amended complaint in its entirety in July 2019 against all defendants. In August 2019, the plaintiffs filed an appeal to the Second Circuit Court of Appeals, which remains pending.

In the BBSW litigation, in November 2018, the court dismissed all foreign defendants, including all the HSBC entities, on personal jurisdiction grounds. In April 2019, the plaintiffs filed an amended complaint, which the defendants moved to dismiss. In February 2020, the court again dismissed the plaintiffs’ amended complaint against all the HSBC entities.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Foreign exchange-related investigations and litigation

Since at least 2014, the EC has been conducting an investigation into trading activities by a number of banks, including HSBC, in the foreign exchange spot market. HSBC is cooperating with this investigation.

In January 2021, HSBC Holdings exited its three-year deferred prosecution agreement with the Criminal Division of the DoJ (the ‘FX DPA’), regarding fraudulent conduct in connection with two particular transactions in 2010 and 2011. HSBC Holdings entered into the FX DPA in January 2018, following the conclusion of the DoJ’s investigation into HSBC’s historical foreign exchange activities. Under the terms of the FX DPA, the DoJ is expected to file a motion to dismiss the charges deferred by the FX DPA in due course.

In December 2016, Brazil’s Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation.

In June 2020, the Competition Commission of South Africa, having initially referred a complaint for proceedings before the South African Competition Tribunal in February 2017, filed a revised complaint against 28 financial institutions, including HSBC Bank plc and HSBC Bank USA, for alleged anti-competitive behaviour in the South African foreign exchange market. In August 2020, HSBC Bank plc and HSBC Bank USA filed an application to dismiss the revised complaint, which remains pending.

In late 2013 and early 2014, various HSBC companies and other banks were named as defendants in various putative class actions consolidated in the New York District Court. The consolidated complaint alleged, among other things, that the defendants conspired to manipulate the WM/Reuters foreign exchange benchmark rates. In September 2015, HSBC reached an agreement with the plaintiffs to resolve the consolidated action, and the court granted final approval of the settlement in August 2018.

A putative class action complaint making similar allegations on behalf of retail customers of foreign exchange products was filed in the US District Court for the Northern District of California in 2015, and was subsequently transferred to the New York District Court where it remains pending. In 2017, putative class action complaints making similar allegations on behalf of purported indirect purchasers of foreign exchange products were filed in New York and were subsequently consolidated in the New York District Court. In April 2020, HSBC reached an agreement with the plaintiffs to resolve the indirect purchaser action. In November 2020, the New York District Court granted final approval of the settlement.

In September 2018, various HSBC companies and other banks were named as defendants in two motions for certification of class actions filed in Israel alleging foreign exchange-related misconduct. In July 2019, the Tel Aviv Court allowed the plaintiffs to consolidate their claims and, in September 2019, the plaintiffs filed a motion for certification of the consolidated class action. In August 2020, HSBC Bank plc filed a motion to dismiss and, in January 2021, HSBC Holdings filed a motion seeking to challenge the service of the motion for certification on defendants outside Israel. These motions remain pending.

In November and December 2018, complaints alleging foreign exchange-related misconduct were filed in the New York District Court and the High Court of England and Wales against HSBC and other defendants by certain plaintiffs that opted out of the US class action settlement. In May 2020, the New York District Court granted in part and denied in part the defendants’ motion to dismiss the US opt-out actions. These matters remain at an early stage. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Precious metals fix-related litigation

Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to June 2013, the defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants’ motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted the plaintiffs leave to file a third amended complaint, naming a new defendant. In October 2020, HSBC reached a settlement in principle with the plaintiffs to resolve the consolidated action. The settlement remains subject to court approval.

Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.

Silver: Beginning in July 2014, numerous putative class actions were filed in federal district courts in New York, naming HSBC and other members of The London Silver Market Fixing Limited as defendants. The complaints allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. The actions were consolidated in the New York District Court. The defendants’ motion to dismiss the consolidated action was granted in part and denied in part in October 2016. In June 2017, the court granted the plaintiffs leave to file a third amended complaint, which names several new defendants. The court has denied the pre-existing defendants’ request for leave to file a joint motion to dismiss, and discovery is proceeding.

In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.

Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2017, the defendants’ motion to dismiss the second amended consolidated complaint was granted in part and denied in part. In June 2017, the plaintiffs filed a third amended complaint. In March 2020, the court granted the defendants' motion to dismiss the third amended complaint but granted the plaintiffs leave to re-plead certain claims. The plaintiffs have filed an appeal.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Film finance litigation

In July and November 2015, two actions were brought by individuals against HSBC Private Bank (UK) Limited (‘PBGB’) in the High Court of England and Wales seeking damages on various alleged grounds, including breach of duty to the claimants, in connection with their participation in certain Ingenious film finance schemes. These actions are ongoing.

In December 2018, a separate action was brought against PBGB in the High Court of England and Wales by multiple claimants seeking damages for alleged unlawful means conspiracy and dishonest assistance in connection with lending provided by PBGB to third parties in respect of certain Ingenious film finance schemes in which the claimants participated. In June 2019, a similar claim was issued against PBGB in the High Court of England and Wales by additional claimants. These actions are ongoing.

In June 2020, two separate claims were issued against HSBC UK Bank plc (as successor to PBGB’s business) by two separate groups of investors in Eclipse film finance schemes in connection with PBGB’s role in the development of such schemes. These matters are at an early stage.

In February 2020, a claim was issued against HSBC UK Bank plc (as successor to PBGB’s business) by two individuals in relation to the Zeus film finance schemes. The claimants failed to serve the claim on time, and this claim has now lapsed. Separately, in June 2020, HSBC UK Bank plc received an application for disclosure of documents by a law firm acting on behalf of a number of investors in the Zeus film finance schemes. This application was dismissed by the court in November 2020.

It is possible that additional actions or investigations will be initiated against HSBC UK Bank plc as a result of PBGB’s historical involvement in the provision of certain film finance-related services.

Based on the facts currently known, it is not practicable to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Other regulatory investigations, reviews and litigation

HSBC Holdings and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm’s businesses and operations, including:

●
investigations by tax administration, regulatory and law enforcement authorities in Argentina, India and elsewhere in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation;
●
an investigation by the US Commodity Futures Trading Commission regarding interest rate swap transactions related to bond issuances;
●
an investigation by the FCA in connection with collections and recoveries operations in the UK;
●
an information request from the UK Competition and Markets Authority concerning the financial services sector;
●
a putative class action brought in the New York District Court relating to the Mexican government bond market;
●
two group actions pending in the US courts and a claim issued in the High Court of England and Wales in connection with HSBC Bank plc’s role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009; and
●
litigation brought against various HSBC companies in the US courts relating to residential mortgage-backed securities, based primarily on (a) claims brought against HSBC Bank USA in connection with its role as trustee on behalf of various securitisation trusts; and (b) claims against several HSBC companies seeking that the defendants repurchase various mortgage loans.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

9	Events after the balance sheet date

An interim dividend for 2020 of $0.15 per ordinary share (a distribution of approximately $3,055m) was declared by the Directors after 31 December 2020. HSBC Holdings called $1,450m 6.20% non-cumulative US dollar preference shares on 10 December 2020. The security was redeemed and cancelled on 13 January 2021. These accounts were approved by the Board of Directors on 23 February 2021 and authorised for issue.

10	Capital structure

Capital ratios
	At 31 Dec
	2020	2019
	%	%
Transitional basis
Common equity tier 1 ratio	15.9	14.7
Tier 1 ratio	18.7	17.6
Total capital ratio	21.5	20.4

End point basis
Common equity tier 1 ratio	15.9	14.7
Tier 1 ratio	18.5	17.2
Total capital ratio	20.2	18.9

Total regulatory capital and risk-weighted assets
	At 31 Dec
	2020	2019
	$m	$m
Transitional basis
Common equity tier 1 capital	136,050	123,966
Additional tier 1 capital	24,123	24,393
Tier 2 capital	24,250	23,791
Total regulatory capital	184,423	172,150
Risk-weighted assets	857,520	843,395

End point basis
Common equity tier 1 capital	136,050	123,966
Additional tier 1 capital	22,411	20,870
Tier 2 capital	14,743	14,473
Total regulatory capital	173,204	159,309
Risk-weighted assets	857,520	843,395

Leverage ratio1
		At 31 Dec
		2020	2019
Ref*		$bn	$bn
20	Tier 1 capital	158.5	144.8
21	Total leverage ratio exposure	2,897.1	2,726.5
		%	%
22	Leverage ratio	5.5	5.3
EU-23	Choice of transitional arrangements for the definition of the capital measure	Fully phased-in	Fully phased-in
	UK leverage ratio exposure – quarterly average2	2,555.5	2,535.4
		%	%
	UK leverage ratio – quarterly average2	6.1	5.8
	UK leverage ratio – quarter end2	6.2	5.7

* The references identify the lines prescribed in the EBA template.

1 The CRR II regulatory transitional arrangements for IFRS 9 are applied in both leverage ratio calculations.
2 UK leverage ratio denotes the Group’s leverage ratio calculated under the PRA’s UK leverage framework. This measure excludes qualifying central bank balances and loans under the UK Bounce Back Loan scheme from the calculation of exposure.

11	Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2020 will be delivered to the Registrar of Companies in England and Wales in accordance with section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under section 498(2) or (3) of the Act.

12	Dealings in HSBC Holdings plc listed securities

The Group has policies and procedures that, except where permitted by statute and regulation, prohibit specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited. Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2020.

13	Interim dividends for 2021

 In December 2020, the PRA announced that it intends to transition back to its standard approach to capital setting and shareholder distributions through 2021. In the meantime, for 2021 dividends the PRA is content for appropriately prudent dividends to be accrued but not paid out and the PRA aims to provide a further update ahead of the 2021 half-year results of large UK banks. As a result, the Group will not be paying quarterly dividends during 2021 but will consider whether to announce an interim dividend at the 2021 half-year results in August.

The Group will review whether to revert to paying quarterly dividends at or ahead of its 2021 results announcement in February 2022.

The Board has adopted a policy designed to provide sustainable dividends going forward. We intend to transition towards a target payout ratio of between 40% and 55% of reported earnings per ordinary share (‘EPS’) for 2022 onwards, with the flexibility to adjust EPS for non-cash significant items such as goodwill or intangibles impairments. The dividend policy could be supplemented by buybacks or special dividends, over time and not in the near-term, should the Group find itself in an excess capital position absent compelling investment opportunities to deploy that excess.

Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, pounds sterling and Hong Kong dollars. The Group has decided to discontinue the scrip dividend option as it is dilutive, including to dividend per share progression over time.

14	Earnings releases and interim results

 First and third quarter results for 2021 will be released on 27 April 2021 and 25 October 2021 respectively. The interim results for the six months to 30 June 2021 will be issued on 2 August 2021.

15	Corporate governance codes

HSBC is subject to corporate governance requirements in both the UK and Hong Kong. During 2020, save to the extent referred to below, HSBC complied with the provisions and requirements of both the UK and Hong Kong Corporate Governance Codes.

Following the UK Government’s introduction of social distancing measures and prohibition on non-essential travel and public gatherings, it was not possible for shareholders to attend the 2020 Annual General Meeting (‘AGM’) in person. The Board was fully informed of all relevant AGM and shareholder matters but only a limited number of Directors and essential personnel attended the AGM to ensure the meeting was quorate and to enable the business of the meeting to be conducted. Shareholders were advised to vote by submitting a proxy in advance of the AGM and that they should only appoint the Chairman of the AGM to act as their proxy. To ensure that shareholders did not lose the opportunity to raise questions, shareholders were encouraged to submit questions for the Board via email in advance of the AGM. Responses to the most frequent questions across key themes were published on the HSBC website after due consideration by the Board. None of the questions submitted covered a topic that required consideration by the auditor. Given these measures, not all of the persons set out in paragraphs A.6.7 and E.1.2 of the Hong Kong Corporate Governance Code were able to attend the AGM.

Under the Hong Kong Code, the audit committee should be responsible for the oversight of all risk management and internal control systems. HSBC’s Group Risk Committee is responsible for oversight of internal control, other than internal control over financial reporting, and risk management systems. This is permitted under the UK Corporate Governance Code.

Notwithstanding that Laura Cha has served on the Board for more than nine years, the Board has determined that she continues to be independent when taking into consideration all other relevant circumstances that are likely to impair, or could appear to impair, independence. Laura will not be standing for re-election at the 2021 AGM.

HSBC Holdings has codified obligations for transactions in Group securities in accordance with the requirements of the UK Market Abuse Regulation and the rules governing the listing of securities on HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans. During the year, all Directors were reminded of their obligations in respect of transacting in HSBC Group securities and, except as disclosed on page 258 of the Annual Report and Accounts 2020, following specific enquiry all Directors have confirmed that they have complied with their obligations.

The Group Audit Committee has reviewed the annual results for 2020.

The Company has codified obligations for transactions in HSBC Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, all Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities during the year.

The Directors of HSBC Holdings plc as at the date of this announcement comprise:

Mark Tucker*, Noel Quinn, Laura Cha†, Henri de Castries†, James Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Irene Lee†, Heidi Miller†, Eileen Murray† David Nish†, Ewen Stevenson, Jackson Tai†, and Pauline van der Meer Mohr†.

* Non-executive Group Chairman

† Independent non-executive Director

16	Cautionary statement regarding forward-looking statements

This news release may contain projections, estimates, forecasts, targets, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, strategy and business of the Group which can be identified by the use of forward-looking terminology such as ‘may’, ‘will’, ‘should’, ‘expect’, ‘anticipate’, ‘project’, ‘estimate’, ‘seek’, ‘intend’, ‘target’, ‘plan’, ‘believe’, ‘potential’ or ‘reasonably possible’, or the negatives thereof or other variations thereon or comparable terminology (together, “forward-looking statements”), including the strategic priorities and any financial, investment and capital targets described herein.

Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgments may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group. Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market conditions or regulatory changes or due to the impact of the Covid-19 outbreak).

Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, prospects or returns contained herein.

Additional detailed information concerning important factors that could cause actual results to differ materially from this news release is available in our Annual Report and Accounts for the fiscal year ended 31 December 2020 which we expect to file with the SEC on Form 20-F on or around 24 February 2021.

17	Use of alternative performance measures

This news release contains non-IFRS measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with SEC rules and regulations (‘alternative performance measures’). The primary alternative performance measures we use are presented on an ‘adjusted performance’ basis which is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons. Significant items are those items which management and investors would ordinarily identify and consider separately when assessing performance in order to better understand the underlying trends in the business. Reconciliations between alternative performance measures and the most directly comparable measures under IFRS are provided in our 2020 Form 20-F, when filed, which will be available at www.hsbc.com.

18	Certain defined terms

Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations ‘$m’and ‘$bn’ represent millions and billions (thousands of millions) of US dollars, respectively.

19	For further information contact:

Media Relations UK – Heidi Ashley Telephone: +44 (0) 20 7992 2045	Investor Relations UK – Richard O’Connor Telephone: +44 (0) 20 7991 6590 Email: investorrelations@hsbc.com
Hong Kong – Patrick Humphris Telephone: +852 2822 2052	Hong Kong – Mark Phin Telephone: +852 2822 4908 Email: investorrelations@hsbc.com.hk

20	Registered Office and Group Head Office

8 Canada Square
London E14 5HQ
United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

Click on, or paste the following link into your web browser, to view the associated PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/9652P_1-2021-2-22.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 23 February 2021